                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 2012

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA S.P.A. ANNOUNCES INCREASE TO TENDER CAP AND SERIES MAXIMUM TENDER AMOUNT, ELECTION FOR EARLY SETTLEMENT AND CALCULATION OF CONSIDERATION IN ITS CASH TENDER OFFER FOR OUTSTANDING NOTES OF TELECOM ITALIA CAPITAL S.A.

Rome, 30 May 2013

Telecom Italia S.p.A. (“Telecom Italia”), today announced that as of the Early Tender Date, in its previously announced cash tender offer for Notes of Telecom Italia Capital S.A. (“TI Capital Notes”), which was 5:00 p.m., New York City time, on May 29, 2013, it has received tenders for an aggregate principal amount of $1,986,593,000 of the TI Capital Notes.  As a result, Telecom Italia has increased the Tender Cap for TI Capital Notes that may be purchased from $750,000,000 to $1,577,027,000 and increased the Series Maximum Tender amount for the 5.25% Notes due 2015 that may be purchased from $500,000,000 to $634,797,000.  Telecom Italia also announced that it has exercised its option to settle the tender offer early.  The terms and conditions of the tender offer are set forth in the Company’s Offer to Purchase dated May 15, 2013 and the related Letter of Transmittal.  Except as described in this release, all terms and conditions of the tender offer are unchanged.  The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of June 12, 2013, unless extended or earlier terminated by Telecom Italia.

Capitalized terms used in this announcement and not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

According to D.F. King & Co., Inc., the tender agent and information agent for the tender offer, as of the Early Tender Date, Telecom Italia received valid tenders from holders of TI Capital Notes as set forth in the table below.

Title of Security	CUSIP / ISIN Numbers	Principal Amount Outstanding Prior to the Tender Offer	Acceptance Priority Level	Principal Amount Tendered as of Early Tender Date	Proration Factor	Principal Amount to be Accepted on the Early Settlement Date
5.25% Notes due 2015	87927VAQ1 US87927VAQ14	$1,400,000,000	1	$634,797,000	100%	$634,797,000
4.950% Notes due 2014	87927VAL2 UST92762AE20 87927VAH1	$1,250,000,000	2	$721,695,000	100%	$721,695,000
6.175% Notes due 2014	87927VAW8 US87927VAW81	$1,000,000,000	3	$630,101,000	35%	$220,535,000

Telecom Italia also announced today the calculation of the applicable consideration for the tender offer.  The Total Consideration payable for each $1,000 in principal amount of TI Capital Notes tendered and accepted for payment pursuant to the tender offer was determined in the manner described in the Offer to Purchase by reference to the fixed spread specified in the line applicable to each series over the yield based on the bidside price of the applicable U.S. Treasury Security specified in such line in the table below, as calculated by the Sole Structuring Advisor for the tender offer at 2:00 p.m., New York City time, on May 29, 2013.

The pricing information for the tender offer is summarized in the table below:

Title of Security	CUSIP / ISIN Numbers	Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread (basis points)	Total Consideration (1)
5.25% Notes due 2015	87927VAQ1 US87927VAQ14	1.25% due 9/30/2015	PX5	115	$1,085.23
4.950% Notes due 2014	87927VAL2 UST92762AE2 87927VAH1	0.25% due 9/30/2014	PX4	60	$1,054.62
6.175% Notes due 2014	87927VAW8 US87927VAW81	0.75% due 6/15/2014	PX4	80	$1,053.82

______________________

(1)

Per $1,000 principal amount of Notes accepted for purchase. Includes an early tender premium of $30.00 per $1,000 principal amount of TI Capital Notes and assumes an early settlement on June 3, 2013.

Subject to the terms and conditions of the tender offer, holders of TI Capital Notes who validly tendered their TI Capital Notes at or prior to the Early Tender Date will be entitled to receive the Total Consideration, plus accrued and unpaid interest on the TI Capital Notes purchased from the last interest payment date on such TI Capital Notes up to, but not including, the Settlement Date for such TI Capital Notes.

Telecom Italia has elected to exercise its right to cause an early settlement of the TI Capital Notes, which Early Settlement Date is expected to be June 3, 2013, subject to certain closing conditions contained in the Offer to Purchase.  Because the tender offer has been oversubscribed, Telecom Italia will not accept for purchase any additional TI Capital Notes.

Withdrawal rights for the offer have expired and have not been extended. Telecom Italia may amend, extend or terminate the offer at any time.

Telecom Italia has engaged Morgan Stanley & Co. LLC to act as Sole Structuring Advisor and Dealer Manager, and Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Natixis Securities Americas LLC and UBS Limited to act as Joint Dealer Managers in connection with the tender offer. Telecom Italia has engaged D.F. King & Co., Inc. to act as the tender agent and information agent in connection with the tender offer. Questions regarding the tender offer may be directed to Morgan Stanley & Co. LLC at (800) 624-1808 (toll free) or (212) 761-1057 (collect), Credit Agricole Securities (USA) Inc. at (866) 807-6030 (toll free) or +44 (0) 20 7214 7440 (collect), HSBC Securities (USA) Inc. at (888) HSBC-4LM (toll free) or (212) 525-5522 (collect), Natixis Securities Americas LLC at (866) 245-0436 or UBS Limited at (888) 719-4210 (US toll free), (203) 719-4210 (US collect) or +44 (0) 20 7567 0525 (international collect). Requests for documentation relating to the tender offer may be directed to D.F. King & Co., Inc., at (800) 549-6746 (toll free) or (212) 269-5550 (collect).

This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell with respect to any TI Capital Notes nor is this announcement an offer to sell or a solicitation of an offer to purchase new debt notes. The tender offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal, which set forth the complete terms of the tender offer.

The Telecom Italia Group operates mainly in Europe, South America and the Mediterranean Basin and is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.  For more information, visit www.telecomitalia.com.

Forward-Looking Statements: This news release includes forward-looking statements concerning, among other things, the tender offer, including the terms and timing of the tender offer. Such expectations are based upon certain preliminary information, internal estimates, and management assumptions, expectations, and plans, and are subject to a number of risks and uncertainties inherent in projecting future conditions, events, and results. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations prove to be inaccurate or are unrealized. Important factors that could cause actual results to differ materially from such expectations are detailed in Telecom Italia’s filings with the Securities and Exchange Commission, including the “Risk Factors” section of Telecom Italia’s Annual Report on Form 20-F for the year ended December 31, 2012.

Disclaimer: Each holder is solely responsible for making its own independent appraisal of all matters as such holder deems appropriate (including those relating to the relevant Offer) and each holder must make its own decision as to whether to tender any or all of its TI Capital Notes for purchase pursuant to such Offer.

None of the Dealer Managers, the Tender Agent, the Information Agent, the trustee of the TI Capital Notes or any of their respective affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Company, the TI Capital Notes or the Offer contained in this announcement or in the Offer to Purchase. None of the Dealer Managers, the Tender Agent, the Information Agent, the trustee of the TI Capital Notes or any of their respective affiliates is acting for any holder, or will be responsible to any holder for providing any protections which would be afforded to its clients or for providing advice in relation to the Offer, and accordingly none of the Dealer Managers, the Tender Agent, the Information Agent, the trustee of the TI Capital Notes or any of their respective affiliates assumes any responsibility for any failure by the Company to disclose information with regard to the Company or the TI Capital Notes which is material in the context of the Offer and which is not otherwise publicly available.

None of the Dealer Managers, the Tender Agent, the Company, the Information Agent, the trustee of the TI Capital Notes or any of their respective affiliates make any representation or recommendation whatsoever regarding the Offer, or any recommendation as to whether holders should tender TI Capital Notes in the Offer.

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If any holder is in any doubt as to the contents of this announcement or the Offer to Purchase or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser.

None of the Offer, the Offer to Purchase or any other documents or materials relating to the Offer have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations.  The Offer is being carried out in the Republic of Italy (Italy) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.  Any holder or beneficial owner of the TI Capital Notes may tender its TI Capital Notes in the Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the TI Capital Notes or the Offer to Purchase.

For transfer restrictions related to countries other than Italy, please read carefully the “Offer and Distribution Restrictions” section of the Offer to Purchase.

Neither the Offer to Purchase nor the Letter of Transmittal constitutes an offer to buy or the solicitation of an offer to sell securities (and tenders of TI Capital Notes for purchase pursuant to the Offer will not be accepted by Telecom Italia S.p.A.) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and the Dealer Managers or any of their respective affiliates are such licensed brokers or dealers in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Managers or such affiliates, as the case may be, on behalf of Telecom Italia S.p.A. in such jurisdiction. In addition, each holder of the TI Capital Notes participating in the Offer will be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in the Letter of Transmittal. Any tender of TI Capital Notes for purchase pursuant to the Offer from a holder of the TI Capital Notes that is unable to make these representations will not be accepted. Each of Telecom Italia S.p.A. and each Dealer Manager reserves the right, in its absolute discretion, to investigate, in relation to any tender of TI Capital Notes for purchase pursuant to the Offer whether any such representation given by a holder of the TI Capital Notes is correct and, if such investigation is undertaken and as a result Telecom Italia S.p.A. determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

***

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

US Toll Free: (800) 549-6746

Collect: (212) 269-5550

Email: telecomitalia@dfking.com

Morgan Stanley & Co LLC

1585 Broadway, Floor 04

New York, New York 10036

Attn:  Liability Management Group

US Toll Free: (800) 624-1808

Collect: (212) 761-1057

Credit Agricole Securities (USA) Inc.

1301 Avenue of the Americas

New York, New York 10019

Attn:  Liability Management Department

US Toll Free: (866) 807-6030

Collect: +44 (0) 20 7214 7440

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

Attn: Liability Management Group

US Toll Free: (888) HSBC-4LM

Collect: (212) 525-5522

Natixis Securities Americas LLC

1251 Avenue of the Americas

New York, New York 10020

Telephone: (866) 245-0436

UBS Limited

1 Finsbury Avenue

London EC2M2PP

Attn: Liability Management Group

US Toll Free: (888) 719-4210

US Collect: (203) 719-4210

International Collect: +44 (0) 20 7567 0525

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2012-2014 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 30th, 2012

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager